
                                                   Filed Pursuant to
                                                   Rule 424(b)(5)
                                                   Registration No. 333-91197
                                                                    333-91197-01




PROSPECTUS

                                 200,000 Shares

                                [STARWOOD LOGO]


STARWOOD HOTELS & RESORTS WORLDWIDE, INC.            STARWOOD HOTELS & RESORTS

      Starwood Hotels & Resorts Worldwide, Inc. together with its subsidiaries is one of the world's largest hotel operating companies.

      This prospectus relates to the offer and sale of up to 200,000 Shares.
These Shares may be offered and sold to persons who are employed at hotel properties that we manage or operate. Any offering or sale of these Shares will be conducted under the Starwood Hotels & Resorts Worldwide, Inc. Savings and
Retirement Plan as adopted by those persons' employers.

      Each Share consists of one share of common stock, par value $0.01 per share, of Starwood Hotels & Resorts Worldwide, Inc., including the attached
Preferred Stock Purchase Right, and one class B share of beneficial interest, par value $0.01 per share, of Starwood Hotels & Resorts.

      The Shares are listed on the New York Stock Exchange under the symbol
"HOT". On December 2, 1999, the closing sale price of the Shares on the NYSE was $22.78 per share.

      Investing in the Shares involves risks. See "Risk Factors" beginning on page 6.

                    --------------------------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES
COMMISSION, NOR THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL
BOARD, THE NEW JERSEY CASINO CONTROL COMMISSION, THE MISSISSIPPI GAMING
COMMISSION OR THE INDIANA GAMING COMMISSION HAS APPROVED OR DISAPPROVED THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     --------------------------------------

                The date of this prospectus is December 2, 1999.
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                                TABLE OF CONTENTS

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Where You Can Find More Information................................     2
Forward-Looking Statements.........................................     4
The Company........................................................     5
Risk Factors.......................................................     6
Description of the Plan ...........................................     14
Use of Proceeds....................................................     39
Plan of Distribution...............................................     39
Description of the Shares and Other Securities of Starwood.........     39
Legal Matters......................................................     42
Experts............................................................     42


                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information that we have filed at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms or visit the following locations of the SEC:

Public Reference Room      NorthEast Regional Office     Midwest Regional Office
450 Fifth Street, N.W.     7 World Trade Center          Citicorp Center
Room 1024                  Suite 1300                    500 West Madison Street
Washington, D.C. 20549     New York, New York 10048      Suite 1400
                                                         Chicago, Illinois 60661

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our SEC filing are available to the public from commercial document retrieval services and at the SEC's web site at http://www.sec.gov. Our SEC filings also may be obtained from our website at http://www.starwoodhotels.com.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Plan participants purchase all the Shares being offered or this offering is otherwise terminated:

            1. Joint Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A dated May 17, 1999;


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            2. Joint Quarterly Report on Form 10-Q for the quarters ended March
      31, 1999, June 30, 1999 and September 30, 1999 (as amended by Joint Quarterly Report on Form 10-Q/A dated November 16, 1999);

            3. Joint Current Reports on Form 8-K dated January 6, 1999, March 15, 1999, April 27, 1999, May 17, 1999, July 9, 1999, and July 19, 1999;
      and

            4. The descriptions of the Shares contained in the Registration Statements on Form 8-A dated October 3, 1986, December 21, 1998 and March 15, 1999.

      You may request a copy of these documents, at no cost, by writing us at:

            Starwood Hotels & Resorts Worldwide, Inc.
            777 Westchester Avenue
            White Plains, NY 10604
            Attention: Investor Relations
            Telephone number: 914-640-8100

      YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE SHARES IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

      Copies of our Annual Report on Form 10-K for the year ended December 31, 1998, as amended, have been or will be delivered with this prospectus to each Plan participant.

      The name "Starwood Hotels & Resorts" is the designation of Starwood Hotels & Resorts and its trustees (as trustees but not personally) under a declaration of trust dated August 25, 1969, as amended and restated as of January 6, 1999, as amended, and all persons dealing with Starwood Hotels & Resorts must look solely to Starwood Hotels & Resorts' property for the enforcement of any claim against Starwood Hotels & Resorts, as the trustees, officers, agents and security holders of Starwood Hotels & Resorts assume no personal obligation of Starwood Hotels & Resorts, and their respective properties shall not be subject to claims of any person relating to such obligation.


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                           FORWARD-LOOKING STATEMENTS

      We make statements in this prospectus and the documents we incorporate by reference that are considered "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements other than statements of historical fact that address actions, events or developments that Starwood intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. These statements contain words such as "believes," "expects," "intends," "plans", "should," "hope," "estimate" and other similar words. These statements are based on assumptions and assessments made by our management in light of their experiences and their perceptions of historical tends, current conditions, expected future developments and other factors management believes to be appropriate. These forward-looking statements are not guarantees of our future performance; there are risks, uncertainties and other important factors that could cause our actual results, developments and business decisions to be materially different from those we project. These risks, uncertainties and factors include those described in the section captioned "Risk Factors" below and those that affect the hotel and lodging business generally, including, but not limited to, economic, competitive, governmental and technological factors affecting our operations, markets, products, services and prices. Please see the documents we incorporate by reference for more information on these factors.

      Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our expectations, estimates and assumptions only as of the date the statements are made, and we do not have any obligation to update any such statement.


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You should read this entire prospectus, and any prospectus supplement, including the financial data and related notes and the information under the heading "Risk Factors," before making a decision to invest in the Shares. Except as the context may otherwise require, when we refer to "Starwood," "the Company," "we," "us" or "our" in this prospectus, we mean Starwood Hotels & Resorts Worldwide, Inc. (the "Corporation") and its consolidated subsidiaries and joint ventures.

                                  THE COMPANY

      Starwood Hotels & Resorts Worldwide, Inc. is one of the world's largest hotel operating companies. We conduct our hotel business both directly and through our subsidiaries, including ITT Sheraton Corporation, Starwood Hotels & Resorts (the "Trust") and CIGA S.p.A. Our brand names include Sheraton, Westin, St. Regis/Luxury Collection, W and Four Points. Through these brands, we are represented in most major markets of the world.

      Our business emphasizes the global operation of full-service hotels in the luxury and upscale segment of the lodging industry. Starwood seeks to acquire interests in or management rights with respect to this segment. At September 30, 1999, our portfolio of owned, leased, managed or franchised hotels totaled approximately 710 hotels with over 217,000 rooms in 76 countries. This portfolio is comprised of 172 hotels that we own or lease or in which we have a majority equity interest (substantially all of which hotels we also manage), approximately 240 hotels we manage on behalf of third-party owners (including entities in which we have a minority equity interest), and approximately 298 hotels for which we receive franchise fees.

      The Trust was organized in 1969, and the Corporation was incorporated in 1980, under the laws of Maryland. Our principal place of business is 777 Westchester Avenue, White Plains, New York 10604, and our telephone number is
(914) 640-8100.

Acquisition of Vistana

      On October 1, 1999, the Corporation completed the acquisition of Vistana, Inc. ("Vistana"), whereby Vistana merged with and into a subsidiary of the Corporation and thereby became a wholly owned subsidiary of the Corporation. Vistana's principal operations include the acquisition, development and operation of vacation ownership resorts, marketing and selling vacation ownership interests in the resorts, and providing financing to customers who purchase such interests. Starwood financed the acquisition of Vistana with cash of approximately $110 million, the assumption of approximately $280 million of debt and the issuance of approximately 10.1 million Shares.

CIGA Tender Offer

      Starwood currently owns approximately 70.32% of the ordinary shares and approximately 30.85% of the outstanding savings shares of CIGA S.p.A. On October 29, 1999, we announced that one of our wholly owned subsidiaries has notified the Borsa Italiana S.p.A., CONSOB and CIGA S.p.A. that the subsidiary intends to make a tender offer to purchase all of the outstanding shares of CIGA S.p.A. not currently owned by Starwood. If all of these shares are tendered, the aggregate purchase price would be approximately $297 million.


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                                  RISK FACTORS

     This section describes some, but not all, of the risks of purchasing Shares. You should carefully consider these risks, in addition to the other information contained in this prospectus, before purchasing any of the Shares offered hereby. In connection with the forward-looking statements that appear in this prospectus, you should carefully review the factors discussed below and the cautionary statements referred to in "Forward-Looking Statements."

RISKS RELATED TO HOTEL OPERATIONS

      OUR PROPERTIES ARE SUBJECT TO ALL THE OPERATING RISKS COMMON TO THE HOTEL INDUSTRY.

      Operating risks common to the hotel industry include:

      -     changes in general economic conditions;

      -     decreases in the level of demand for rooms and related services;

      -     cyclical over-building in the hotel industry;

      - restrictive changes in zoning and similar land use laws and regulations or in health, safety and environmental laws, rules and regulations;

      - the inability to obtain property and liability insurance to fully protect against all losses or to obtain insurance at reasonable rates; and

      -     changes in travel patterns.

      In addition, the hotel industry is highly competitive. Our properties compete with other hotel properties in their geographic markets, and some of our competitors may have substantially greater marketing and financial resources than we do.

      THE HOTEL INDUSTRY IS SEASONAL IN NATURE.

      The hotel industry is seasonal in nature; however, the periods during which our properties experience higher hotel revenue vary from property to property and depend principally upon location. Although our revenue historically has been lower in the first quarter than in the second, third or fourth quarters, future acquisitions may affect seasonal fluctuations in revenue and cash flow.

      THE HOTEL AND LODGING BUSINESS IS CAPITAL INTENSIVE.

      In order for our properties to remain attractive and competitive, we have to spend money periodically to keep them well maintained, modernized and refurbished. This creates an ongoing need for cash and, to the extent expenditures cannot be funded from cash generated by our


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operations, we may be required to borrow or otherwise obtain these funds.
Accordingly, our financial results may be sensitive to the cost and availability of funds.

      REAL ESTATE INVESTMENTS ARE SUBJECT TO A NUMEROUS RISKS.

      Real property investments are subject to varying degrees of risk. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred.

      In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate, zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate hotels.

      When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases. On the other hand, when interest rates increase, real property values decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition, as well as on our ability to make distributions to our shareholders.

      In addition, equity real estate investments, such as the investments we hold and any additional properties that we may acquire, are relatively difficult to sell quickly. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be adversely affected.

      HOTEL DEVELOPMENT IS SUBJECT TO TIMING, BUDGETING AND OTHER RISKS.

      We intend to develop hotel properties as suitable opportunities arise; we are currently developing several luxury or upscale full-service hotels. New project development has a number of risks, including risks associated with:

      - construction delays or cost overruns that may increase project costs;

      - receipt of zoning, occupancy and other required governmental permits and authorizations;

      - incurring development costs for projects that are not pursued to completion;

      - so-called "acts of God" such as hurricanes, floods or fires that could adversely impact a project; and


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      -     governmental restrictions on the nature or size of a project.

      We cannot assure you that any development project will be completed on time or within budget.

      OUR TIME-SHARE BUSINESS IS SUBJECT TO EXTENSIVE REGULATION.

      The time-share business is subject to extensive regulation. In October 1999 Starwood completed the acquisition of Vistana. Vistana markets and sells vacation ownership interests, which typically entitle the buyer to ownership of a fully-furnished resort unit for a one-week period on either an annual or an alternate-year basis. Vistana also acquires, develops and operates resorts, and provides financing to purchasers of vacation ownership interests. These activities are all subject to extensive regulation by the federal government and the states in which Vistana's resorts are located and in which its vacation ownership interests are marketed and sold. In addition, the laws of most states in which Vistana sells vacation ownership interests grant the vacation ownership interest purchaser the right to rescind a contract of purchase at any time within a statutory rescission period. We believe that we are in material compliance with all applicable federal, state, local and foreign laws and regulations to which Vistana's marketing, sales and operations are currently subject.

      ENVIRONMENTAL REGULATIONS COULD MAKE US LIABLE FOR CLEANING UP HAZARDOUS SUBSTANCES.


      Environmental laws, ordinances and regulations of various federal, state, local and foreign governments regulate certain of our operations and could make us liable for the costs of managing, removing or cleaning up hazardous or toxic substances on, under or in property we currently own or operate or that we previously owned or operated. Those laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly clean up substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations could require us to manage, abate or remove lead- or asbestos-containing materials. Similarly, the operation and closure of storage tanks are often regulated by federal, state, local and foreign laws. Finally, certain laws, ordinances and regulations, particularly those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, sell or rent our real property.

      GENERAL ECONOMIC CONDITIONS MAY NEGATIVELY IMPACT OUR ABILITY TO ACHIEVE IMPORTANT FINANCIAL TESTS.

      Moderate or severe economic downturns or adverse conditions may adversely affect our hotel and gaming operations. These conditions may be widespread or isolated to one or more geographic regions. As a result, general economic conditions may have a negative impact on our


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ability to achieve or sustain substantial improvements in funds from operations and other important financial tests.

      Further, an economic downturn in the countries of our high-end international customers could cause a reduction in the frequency of their visits and, consequently, the revenue generated by those customers. Similarly, until our gaming operations are sold, the receivables from international gaming customers could be harder to collect due to future business or economic trends, or significant events, in the countries where those customers live.

      Large parts of the world economy, including Asia, are currently in moderate to severe recession. In addition, the United States could experience a recession in the near- or medium-term. A continued recession overseas or a recession in the United States would likely have a material adverse effect on the results of our operations.

      STARWOOD FACES RISKS RELATED TO THE YEAR 2000.

      Many computer systems were originally designed to recognize calendar years by the last two digits in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates--that is, they will need to be "Year 2000 Compliant." As a result, the computerized systems and applications we use need to be reviewed and evaluated and modified or replaced, if necessary. Before December 31, 1999, we will need to ensure that all our financial, information and operational systems are Year 2000 Compliant.

      STATE OF READINESS. Starwood is addressing the Year 2000 Compliance issue by separately focusing on the Company's central facilities, which include all of its non-operating facilities, and on the Company's hotel properties.

      Starwood has identified the critical central facility business applications that may be affected by the Year 2000, such as the reservation system application, including the frequent stay programs, and communication system applications. The Company has conducted the discovery and assessment stages on the reservations and communication system applications and assembled a team to implement modifications or upgrades, as necessary, and to test results. The majority of the Company's core business applications passed the final testing, which was performed by internal personnel and independent third parties in the second quarter of 1998. This testing process consisted of testing of the internal code and conducting over 9,000 test cases on the applicable systems. The specific testing included a three-step process comprised of baseline tests, Year 2000 date tests and code enhancement tests. Additional independent and internal testing took place during 1999 that validated previous findings of Year 2000 readiness.

      Starwood has communicated with others with whom it does significant business to determine their Year 2000 Compliance. During 1998, Starwood and an independent third-party reservation information service provider began testing to ensure the compatibility of the Company's reservation system with the service provider's reservation services. Starwood and this service provider have substantially completed their compatibility validation testing; although Starwood believes that these tests were successful, there can be no assurances that these systems are fully compatible for purposes of complete Year 2000 Compliance.

      Starwood also assessed its hardware components at its central facilities, all of which were modified or upgraded, as necessary, to ensure Year 2000 Compliance.

      Starwood has completed the initial assessment of the applications and hardware at substantially all of the Company's owned and managed hotel properties. In the third quarter of 1998, validation tools and resources were deployed to the hotel properties that did not have an existing program in place. These tools consisted of asset management tools for analysis of all applications and data checking tools for patch application purposes and testing Year 2000 readiness of the equipment. Any equipment failing the testing was remediated. The domestic Year 2000 team has substantially completed its visits to domestic hotel properties. The team is comprised of independent consultants and five individuals from the Company that are dedicated to the Year 2000 project. Each of the international properties had appointed internal personnel to address Year 2000 Compliance and has access to such independent consultants, if necessary. The test statistics for the hotel property applications and hardware have been collected through the combined efforts of internal staff, Year 2000 team members and third-party consultants. Substantially all of the critical hotel property applications and hardware have satisfied Year 2000 Compliance verification. Starwood expects to address remaining remediation efforts by the end of 1999, although there can be no assurances that this will be completed by the end of 1999.

      YEAR 2000 PROJECT COSTS. Starwood estimates that total costs for the Year 2000 Compliance review, evaluation, assessment and remediation efforts for the central facilities and owned hotel properties should not exceed $20 million, although there can be no assurance that actual costs will not exceed this amount. Of this amount, approximately $13 million had been expended as of September 30, 1999.

      Because we have tested all major computerized central facilities reservation systems and applications and have already accepted reservations for the year 2000, we believe that we have addressed all significant risks related to our reservation function. The remaining risks relate to the non-critical business applications, support hardware for the central facilities and embedded systems at the properties we own or manage. A failure of some of these systems to become Year 2000 Compliant could disrupt the timeliness or the accuracy of management information provided by the central facilities.

      We have asked substantially all of our significant vendors and service providers to provide reasonable assurances as to those parties' Year 2000 state of readiness. To the extent that vendors and service providers do not provide satisfactory evidence that their products and services are Year 2000 Compliant, we have sought and will continue to seek to obtain the necessary products and services from alternative sources. There can be no assurance, however, that Year 2000 remediation by vendors and service providers will be completed timely or that qualified replacement vendors and service providers will be available, and any failure of such third parties' systems could have a material adverse impact on our computer systems and operations.

      CONTINGENCY PLAN. Starwood appointed an internal committee to direct the contingency planning efforts. This team is comprised of individuals who represent various disciplines within the organization. The team created contingency planning guidelines that were distributed to all hotels. The contingency planning had been substantially completed by substantially all of the hotels by November 30, 1999. Although it is expected that the remaining hotels will have completed their contingency plans by December 31, 1999, there can be no assurance that they will be completed on schedule. Also, testing of these contingency plans, including training of hotel personnel, has commenced. The majority of critical contingency plans had been tested by November 30, 1999. The balance of this testing will continue throughout the month of December 1999.

      FAILURE OF THE TRUST TO QUALIFY AS A REIT COULD INCREASE OUR TAX
LIABILITY.

      Qualifying as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), requires complying with highly technical and complex tax provisions that courts and administrative agencies have interpreted only to a limited degree. Due


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to the complexities of our ownership, structure and operations, the Trust is more likely than are other REITs to face interpretive issues for which there are no clear answers. Also, facts and circumstances that we do not control may affect the Trust's ability to qualify as a REIT. The Trust believes that since the taxable year ended December 31, 1995, the Trust has qualified as a REIT. The Trust intends to continue to operate so as to qualify as a REIT. However, the Trust cannot assure you that the Trust will continue to qualify as a REIT. If the Trust failed to qualify as a REIT for any prior tax year, the Trust would be liable to pay a significant amount of taxes for those years. Similarly, if the Trust fails to qualify as a REIT in the future, our liability for taxes would increase.

      INTERNATIONAL OPERATIONS ARE SUBJECT TO SPECIAL POLITICAL AND MONETARY RISKS.

      We have significant international operations, which as of September 30, 1999 included (other than gaming properties, which are held for disposition) 31 properties owned in Europe, 15 properties owned in Latin America (including three in Brazil) and three properties owned in the Asia/Pacific region. International operations generally are subject to various political and other risks that are not present in U.S. operations. These risks include the risk of war or civil unrest, expropriation and nationalization. In addition, some international jurisdictions restrict the repatriation of non-U.S. earnings. Various international jurisdictions also have laws limiting the right and ability of non-U.S. entities to pay dividends and remit earnings to affiliated companies unless specified conditions have been met.

      In addition, sales in international jurisdictions typically are made in local currencies, which subject us to risks associated with currency fluctuations. Currency devaluations and unfavorable changes in international monetary and tax policies could materially adversely affect our profitability and financing plans, as could other changes in the international regulatory climate and international economic conditions. Other than Italy, where our risks are heightened due to the relatively large number of properties we own, our properties are geographically diversified and are not concentrated in any particular region.

      WE MUST ATTRACT AND RETAIN KEY PERSONNEL.

      Our future success and our ability to manage future growth depends largely upon the work of our senior management and our ability to hire key officers and other highly qualified personnel and retain them. Competition for qualified personnel is intense. Since January 1996, we have experienced significant changes in our senior management, including our executive officers. We cannot assure you that we will continue to be successful in attracting and retaining qualified personnel.

      WE ARE UNCERTAIN WHAT EFFECT THE ADOPTION OF THE EURO WILL HAVE ON US.

      On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the Euro. Following the introduction of the Euro, the legacy currencies of the participating countries will remain legal tender during a transition period ending on January 1, 2002. During the transition period, both the legacy currency and the Euro will be legal tender in the respective participating countries, and


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currency conversions will be computed by a triangulation with reference to conversion rates between the respective currencies and the Euro. We currently operate in 10 of the 11 participating countries. We are uncertain what effect the adoption of the Euro by the participating countries will have on us. However, it is possible that the Euro adoption will result in increased competition in the European market. In addition, a number of our information systems are not currently Euro compliant. We are evaluating and updating our information systems to make them Euro compliant; however, we cannot assure you that we or our third-party application vendors will successfully bring all our systems into compliance. Failure to do so could result in disruptions in the processing of transactions in Euros or computed by reference to the Euro.

      STARWOOD CAPITAL GROUP MAY EXERT INFLUENCE OVER US.

      Barry S. Sternlicht is the Chairman and Chief Executive Officer and a board member of the Corporation and the Trust. Mr. Sternlicht also serves as the President and Chief Executive Officer of, and may be deemed to control, Starwood Capital Group, L.L.C. ("Starwood Capital"), which owns limited partnership interests in SLT Realty Limited Partnership and SLC Operating Limited Partnership. In addition, Jonathan D. Eilian and Madison F. Grose, each of whom is a Director of the Corporation and a Trustee of the Trust, are also employed by or affiliated with Starwood Capital Group. Although our policy requires a majority of our Directors and Trustees to be "independent" of Starwood Capital, Starwood Capital Group may be able to exercise influence over our affairs. Because Starwood Capital Group's tax situation is different from our tax situation, Starwood Capital Group may not have the same objectives as do our stockholders or our management with regard to the pricing, structure and timing of any sale of properties or mortgage loans.

      INVESTING THROUGH PARTNERSHIPS OR JOINT VENTURES DECREASES OUR ABILITY TO MANAGE RISK.

      Instead of purchasing hotel properties directly, we may invest as a co-venturer. Joint venturers often have shared control over the operation of the joint-venture assets. Therefore, joint venture investments may involve risks such as the possibility that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

      Consequently, actions by a co-venturer might subject hotel properties owned by the joint venture to additional risk. Although we generally seek to maintain sufficient control of any joint venture, we may be unable to take action without the approval of our joint-venture partners. Alternatively, our joint-venture partners could take actions binding on a joint venture without our consent. Additionally, should a joint-venture partner become bankrupt, we could become liable for our partner's share of joint-venture liabilities.


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RISKS RELATED TO GAMING OPERATIONS

      Although Starwood has entered into definitive agreements to sell substantially all our gaming assets, we face risks related to gaming operations until those sales are completed.

      GAMING OPERATIONS ARE SUBJECT TO EXTENSIVE REGULATORY REQUIREMENTS.

      Pending the completion of the sale of Caesars World, Inc. ("Caesars World") and the Desert Inn Hotel & Resort (the "Desert Inn") we own and operate several casino gaming facilities, including Caesars Palace and the Desert Inn in Las Vegas, Nevada; Caesars Atlantic City in Atlantic City, New Jersey; and Caesars Tahoe in Stateline, Nevada. Our other gaming facilities are located in Delaware, Indiana and Mississippi, in six foreign countries and on the cruise ships S.S. Crystal Harmony and S.S. Crystal Symphony while they are in international waters. Each of these gaming operations is subject to extensive licensing, permitting and regulatory requirements administered by various governmental entities.

      We cannot assure you that the sale of Caesars World or the sale of the Desert Inn will be completed under the terms of the current agreements or completed at all. Either sale may be terminated, postponed or delayed for numerous reasons, including the failure to obtain approval from the appropriate gaming regulatory authorities.

      Typically, gaming regulatory authorities have broad powers with respect to the licensing of gaming operations. They may revoke, suspend, condition or limit our gaming approvals and licenses and those of our gaming subsidiaries, impose substantial fines and take other actions, any of which could have a material adverse effect on our business and the value of our hotel/casinos. Our directors, officers and some key employees, together with those of our gaming subsidiaries, are subject to licensing or suitability determinations by various gaming authorities. If any of those gaming authorities were to find someone unsuitable, we would have to sever our relationship with that person.

      WE ARE FACING INCREASED GAMING COMPETITION.

      We are facing significant domestic and international competition from both established casinos and newly emerging gaming operations. Our competitors have made a significant number of proposals for casinos, both land-based and on navigable waters, in a number of jurisdictions and large metropolitan areas. If gaming were legalized in new jurisdictions, our competitors would have additional opportunities to expand. This could have a negative impact on our existing gaming operations. We believe that if legalized gaming is adopted in any jurisdiction near Nevada (particularly California or the southwestern states) or near New Jersey (particularly New York or Pennsylvania) or on nearby Native American lands, this could have a material adverse effect on our operations in Las Vegas and Atlantic City.

      In November 1998, California voters approved a ballot initiative that mandated that the California governor sign compacts relating to gaming on tribal lands with California tribes upon their request. The initiative also amended current California law to permit gambling devices, including slot machines, banked card games and lotteries, at tribal casinos. The initiative was subsequently struck down by the Supreme Court of California, however, in September 1999 the State of California signed a compact with California Indian tribes to allow expanded legal gambling on reservations. Because California voters must approve (in March 2000) an amendment to the California constitution that would grant Native Americans monopoly rights to operate slot machines and other casino-style games in California before the tribes can expand their casinos, the compact's ultimate impact on our gaming operations is uncertain.

      THE HIGH-END GAMING BUSINESS HAS MORE RISKS THAN OTHER FORMS OF GAMING.

      The high-end gaming business is more volatile than other forms of gaming. Variability in high-end gaming could have a positive or negative impact on cash flow, earnings and other financial measures in any given quarter. In addition, a substantial portion of our table gaming revenue from our Caesars Palace and Desert Inn operations is attributable to the play of a relatively small number of international customers. The loss of, or a reduction in play of, the most significant of those customers (because of recessionary conditions in Asia or otherwise) could have a material adverse effect on our future operating results.

      GAMING LAWS MAY REQUIRE REDEMPTION OF SHARES.

      Although our gaming operations are currently treated as discontinued operations, we cannot assure you that the sale of Caesars World or the sale of the Desert Inn will be completed. If these sales are not completed, we will continue to be subject to state gaming regulatory authorities. Some state gaming regulatory authorities reserve the right to require beneficial owners of securities issued by gaming companies or their affiliates to be licensed or found qualified or suitable to hold such securities. Because we have a significant presence in the gaming industry through Caesars World, if a gaming authority required you to be licensed or found qualified or suitable to hold or own Shares, you would either have to obtain that license or be found qualified or suitable or you would have to dispose of your Shares. If you were required to dispose of Shares and did not do so within the time period specified by the gaming authority, Starwood would have the right to redeem your Shares.

                             DESCRIPTION OF THE PLAN

      THIS PROSPECTUS DESCRIBES ONLY THE HIGHLIGHTS OF THE ADOPTED PLAN IN WHICH YOU MAY CHOOSE TO PARTICIPATE, AS THAT PLAN HAS BEEN AMENDED TO DATE ("YOUR PLAN"). FULL DETAILS ARE CONTAINED IN THE OFFICIAL PLAN DOCUMENTS, COPIES OF WHICH ARE AVAILABLE FOR EXAMINATION AT THE OFFICE OF THE ADMINISTRATOR OF YOUR PLAN. IN CASE OF A CONFLICT BETWEEN THIS PROSPECTUS AND A PLAN DOCUMENT, THE PLAN DOCUMENT WILL ALWAYS GOVERN. THE EMPLOYER ADOPTING YOUR PLAN ("YOUR ADOPTING EMPLOYER") RESERVES THE RIGHT TO MODIFY, DISCONTINUE OR TERMINATE YOUR PLAN OR ANY PLAN BENEFIT AND TO IMPLEMENT CHANGES TO YOUR PLAN AT ANY TIME AND FOR ANY REASON AT YOUR EMPLOYER'S SOLE DISCRETION.

      YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS PROSPECTUS AS INVESTMENT, TAX OR LEGAL ADVICE. ALL TERMS USED IN THIS PROSPECTUS AS DEFINED TERMS THAT ARE NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS GIVEN TO THOSE TERMS IN YOUR PLAN.

NAME OF PLAN

      The name of your Plan is the "Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan" as adopted and amended to date by your Adopting Employer.

ADMINISTRATION OF PLAN; ADOPTING EMPLOYER

      Your Plan is administered by your Adopting Employer. The name of your Adopting Employer and the name of the hotel property whose employees are covered by your Plan can be found in the table under the caption "Other Information You Should Know--Adopting Employers."

FEDERAL TAX CONSEQUENCES OF YOUR PLAN -- IN GENERAL

      The principal federal income tax consequences of various features of your Plan are complex, and you should consult a tax professional regarding the tax-deferred benefits and consequences of your Plan. YOU SHOULD BEAR IN MIND THAT YOUR TAX CONSEQUENCES MAY BE AFFECTED BY CHANGES IN LAW OR BY YOUR PARTICULAR INDIVIDUAL SITUATION. IN ADDITION, YOU MAY BE AFFECTED BY DIFFERENCES IN INDIVIDUAL STATE AND LOCAL TAX LAWS, BY ESTATE TAX LAWS OR BY SPECIAL RULES THAT APPLY IF YOU ARE OR HAVE BEEN A RESIDENT OR CITIZEN OF A FOREIGN COUNTRY WHILE A PARTICIPANT IN YOUR PLAN. YOU SHOULD THEREFORE CONSULT YOUR OWN TAX ADVISOR ON ANY SPECIFIC QUESTIONS REGARDING THE TAX CONSEQUENCES OF YOUR PARTICIPATION IN YOUR PLAN.

OBTAINING A COPY OF YOUR PLAN

      Please contact your Adopting Employer to obtain a copy of your Plan. Although some of the key provisions of your Plan are summarized below, these statements do not purport to be complete and are qualified in their entirety by reference to the provisions of your Plan.

PLAN HIGHLIGHTS

      Your Plan is part of your program of compensation and benefits. It is designed to encourage and assist you in saving for the future and meeting your financial needs after you retire. In limited circumstances it may also provide some financial assistance during your career. Contributions that you make to your Plan are referred to in this prospectus as "your savings."

      Your Plan provides you with:

      - a way to save up to 18% of your compensation for future financial needs, subject to Internal Revenue Service limitations;

      - a match by your employer of amounts you contribute -- one dollar for every dollar you save up to 2% of your compensation, and fifty cents for every dollar you save on the next 2% of your compensation;

      - opportunities to invest your savings through your Plan's investment funds;

      - the opportunity to reduce your income taxes for the current year through your Plan's pre-tax savings option;

      - access to money in your Plan account to help you meet periodic financial needs through loans and withdrawals; and

      - the potential for favorable tax treatment on amounts paid to you in the future from your Plan account.

      All these features are intended to work together to encourage you to save for your long-term financial goals.

ELIGIBILITY

      If you have been credited with one year of service, you automatically become a member of your Plan no later than the second "entry date" after having satisfied this service requirement, unless you choose otherwise, following the procedures established by the Employees' Savings and Retirement Plan Committee. Entry dates in your Plan will be July 1, 1999 and the first day of each month after that. For purposes of eligibility, a year of service means either the 12 months of employment commencing on your "Hire Date," which is the date you first perform an hour of service for your employer, or any Plan year commencing after your Hire Date in which you are credited with at least 1,000 hours of service. For purposes of your Plan, "hours of service" means all hours you have worked and for which you are compensated by Starwood, your employer or an Adopting Employer or a company affiliated with Starwood, your employer or an Adopting Employer, plus hours for which you are compensated even though you have not worked, such as paid holidays, paid vacation, paid sick leave, paid time off, etc. Each hour will count as one "hour of service" even though you may be paid at more than the straight time rate.

      Once you become a member of your Plan, you will automatically be enrolled in your Plan at a 2% pre-tax contribution rate unless you elect to increase your contribution rate or not to contribute to your Plan. Until you make your own investment fund election, your contributions will be invested in the Stable Value Fund (see "Investment Opportunities"). If you wish to increase or decrease your pre-tax contribution rate, make or change your investment election, or stop making contributions to your Plan, you must comply with procedures established by the Employees' Savings and Retirement Plan Committee.

YOUR SAVINGS

      You may contribute from 1% to 18% of your compensation to your Plan on a pre-tax basis, in increments of 1%, subject to limitations imposed by the Internal Revenue Service. Your compensation includes your salary or wages reported on Form W-2 as paid by your employer for services performed and any amounts that would have been so reported but for your election to make pre-tax contributions to the Plan or to a cafeteria plan subject to Section 125 of the Code. Your compensation does not include third party sick pay, group term life insurance payments, compensation reported on Form 1099, moving expenses or income attributable to the grant, vesting or exercise of any stock option granted to you by your employer.

PRE-TAX CONTRIBUTIONS

      Pre-tax contributions are deducted from your salary before federal and, in most cases, state and local income taxes are applied, although Social Security and Medicare (FICA) taxes will be imposed on pre-tax savings. By saving with pre-tax dollars, you reduce your taxable income and, therefore, reduce your current year's tax bill. The government allows this reduction in taxable income to encourage employees to save for retirement. For this reason, withdrawal privileges for pre-tax savings are restricted by law and withdrawals prior to age 59 1/2 may be subject to tax penalties.

      Pre-tax savings under your Plan reduce your taxable income -- that is, they are not included on your W-2 earnings statement. However, they are included in determining your Social Security and Medicare taxes and your Social Security benefits.

EMPLOYER MATCH

      Your Adopting Employer will match 100% of your contributions up to 2% of your compensation and 50% of your contributions up to an additional 2% of your compensation. Match contributions made by your employer are not included on your W-2 earnings statement or in determining your Social Security and Medicare taxes and your Social Security benefits.

EXAMPLE OF PRE-TAX SAVINGS

      As the following example shows, saving with pre-tax dollars makes it possible for you to put aside money for your future and get a tax benefit at the same time.

      Assume you earn $25,000 a year and elect to save 6% of your earnings. Also assume you are married, claim two exemptions on your tax return, and file jointly. For purposes of simplicity, the example also assumes that you have no other income or deductions. Here's how your pre-tax savings would affect your taxes and your take-home pay:

                             With no Pre-Tax Savings     With Pre-Tax Savings
                             -----------------------     --------------------
Compensation                        $25,000                    $25,000
Pre-Tax Savings (6%)                    -0-                    -$1,500
Adjusted Gross Income               $25,000                    $23,500
Estimated Taxes*                    -$3,788                    -$3,563
After-Tax Savings (6%)              -$1,500                        -0-
Take-Home Pay                       $19,712                    $19,937

* 1999 federal income and FICA taxes

                   Current Cost of $1,500 of Savings = $1,275
                          Tax-deferred Advantage = $225

      Because of the tax deferral, your current cost would be $1,275 of pay -- that is, your take-home pay would decrease by only $1,275 for $1,500 worth of savings. Your current taxes would be $225 less under this pre-tax saving method. Of course, the amount deferred on a pre-tax basis would be taxable income to you when distributed from your Plan -- at the tax rates in effect at that time.

      When you add the employer match of $750 to the amount you save, it currently costs you $1,275 for $2,250 worth of savings.

ROLLOVERS FROM OTHER QUALIFIED PLANS

      You may roll over cash distributions to you from another employer's qualified plan into your Plan, provided the distribution is an "eligible rollover distribution" and is either directly transferred to your Plan from the other qualified plan or you contribute it to your Plan within 60 days after you receive those monies. If you do a proper rollover, you may defer paying federal income taxes on the distribution. A qualified plan is one that, by meeting Code requirements, is subject to special tax rules. Generally, qualified plans include:

      - pension plans, profit sharing plans, money purchase pension plans, employee stock ownership plans, etc.,

      -     employees' savings plans such as 401(k) plans,

      - Keogh plans - special retirement plans for self-employed individuals, and, for rollover purposes only,

      - IRAs if the account is attributable to a rollover from a qualified plan.

      An "eligible rollover distribution" is one which is paid out over a term of less than 10 years, and which would be taxable to you if you did not roll it over.

      You may make a rollover contribution to your Plan prior to satisfying your Plan's eligibility requirements. However, you must meet your Plan's eligibility requirements before you can start contributions to your Plan through payroll deductions, even if you have made a rollover contribution to your Plan.

PLAN ACCOUNTS

      Your pre-tax contributions will be contributed to a pre-tax account established on your behalf. All match contributions of your employer will be contributed to a match account on your behalf, and any rollover contributions that you make will be contributed to a rollover account.

PRIOR PLANS AND PRIOR PLAN ACCOUNT BALANCES

      Please see "Prior Plans and Prior Plan Account Balances" in the prospectus supplement delivered with this prospectus.

INVESTMENT OPPORTUNITIES

      The following investment opportunities are available under your Plan:

      Stable Value Fund
      AXP Bond Fund (Class Y)
      Fidelity Diversified International Fund
      American Express Trust Equity Index Fund II
      AXP New Dimensions Fund (Class Y)
      Fidelity Small Cap Selector Fund
      American Express Trust Short-Term Horizon (25:75) Fund
      American Express Trust Medium-Term Horizon (50:50) Fund
      American Express Trust Long-Term Horizon (80:20) Fund
      Starwood Company Stock Fund

      Your Plan offers you the ability to choose investments that best meet your personal financial planning needs and goals, from conservative funds to aggressive funds offering potentially higher returns for those willing to accept added investment risk.

      FOR EACH OF THE INVESTMENT FUNDS DESCRIBED ABOVE THAT IS A MUTUAL FUND, A SEPARATE PROSPECTUS FOR THAT FUND IS BEING DELIVERED TO YOU TOGETHER WITH THIS PROSPECTUS. THE STARWOOD COMPANY STOCK FUND IS COVERED BY THIS PROSPECTUS. BE SURE TO READ EACH PROSPECTUS CAREFULLY BEFORE YOU INVEST.

Investing Your Contributions, Employer Match Contributions and Prior Plan Account Balances

      You can invest your future contributions and employer match contributions to your Plan and, if applicable, your existing account balances under the Prior Plans in any of the investment funds under your Plan -- other than the Starwood Company Stock Fund -- in multiples of 1%. For example, you can invest 100% of your future contributions and employer match contributions and, if applicable, your existing account balances under the Prior Plans, in just one of these funds, or you can divide your savings between several of the funds. You also may elect to invest in the Starwood Company Stock Fund, up to 25% of your future contributions and employer match contributions to your Plan, but not your account balances, if any, from Prior Plans. If you fail to make an investment election, your contributions, your employer match contributions and your account balances from Prior Plans, if applicable, will be invested in the Stable Value Fund.

Making Your Investment Decisions

      Each of your Plan's investment funds offers different opportunities and elements of risk. Therefore, you should make your investment choices carefully, on the basis of your own financial goals.

      More detailed information about each of the investment options that is a mutual fund is available through the individual fund prospectuses, copies of which have been given to you together with this prospectus. Each prospectus contains information relating to that fund's past and current investment performance and the fund's annual operating expenses, such as investment management fees, administrative fees and transactional costs, which reduce the net asset value of the fund and return to investors. PLEASE READ THE PROSPECTUS FOR EACH FUND CAREFULLY PRIOR TO INVESTING.

      Contributions to your Plan are transferred to American Express Trust Company, the Trustee of your Plan, and invested in the investment funds available under your Plan as directed by you. Plan assets invested in mutual funds directed by you are managed according to the objectives and goals of the particular fund as described in each fund's prospectus. Neither the Plan Trustee, your employer nor any officer or employee of your employer is empowered to advise you as to the manner in which any contributions should be invested.

      Neither the Plan Trustee nor your employer guarantees that the market value at the time of withdrawal or distribution of Shares or any other investment will be equal to or greater than the purchase price of the Shares or the other investment or that the total amount withdrawn or distributed in any case will be equal to or greater than the amount of your contributions. Nor is there any assurance that the investment options described above will achieve their stated investment objectives. You assume all risks in connection with any decrease in the market price of any common stock or other investments held on your behalf, as provided in your Plan.

      Your Plan is intended to be a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations section 2550.404c-1 with respect to your elections as to the investment of your savings under your Plan. This means that fiduciaries of your Plan, such as your Plan Administrator, will not have liability for any losses which are a direct and necessary result of investment instructions given by you or your beneficiary if you die.

Summary of Investment Funds

      The following are summary descriptions of the specific investment options for future contributions to your Plan:

      THE INFORMATION CONTAINED IN THESE SUMMARIES IS ONLY A BRIEF SYNOPSIS OF THE VARIOUS INVESTMENT ALTERNATIVES. READ EACH FUND PROSPECTUS CAREFULLY PRIOR TO INVESTING. IF THERE IS ANY DISCREPANCY BETWEEN ANY INVESTMENT INFORMATION CONTAINED HEREIN AND ANY FUND PROSPECTUS, THE FUND PROSPECTUS WILL CONTROL.

      Fidelity Small Cap Selector (formerly Fidelity Small Cap Stock Fund) -- This fund seeks capital appreciation by normally investing in common stocks. This fund normally invests at least 65% of the fund's total assets in companies with small market capitalizations. Small market capitalization companies are those whose market capitalization is similar to the market capitalization of companies in the Russell 2000 at the time of the fund's investment. Companies whose capitalization no longer meets this definition after purchase continue to be considered to have a small market capitalization for purposes of the 65% policy. As of April 30, 1999, the Russell 2000 included companies with capitalizations between $4.1 million and $4.9 billion. The size of companies in the Russell 2000 changes with market conditions and the composition of the index. This fund's assets also may be invested in securities of foreign issuers in addition to securities of domestic issuers. In buying and selling securities for this fund, the fund manager uses computer-aided, quantitative analyses of historical earnings, dividend yield, earnings per share and other factors supported by fundamental analysis. Investing in small capitalization stocks may involve greater risk than investing in medium and large capitalization stocks, because they can be subject to more abrupt or erratic movements. Small capitalization companies may have more limited product lines, markets or financial resources.

      American Express Trust Equity Index Fund II -- This fund is a collective investment fund managed by American Express Trust Company, which invests exclusively in the American Express Trust Equity Index Base Fund. The Equity Index Base Fund's objective is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index, often referred to as the S&P 500, although there can be no guarantee that this objective will be achieved. The Equity Index Base Fund seeks to achieve its goal by creating a portfolio with sector/industry weightings similar to the S&P 500. Under normal market conditions, the Equity

Index Base Fund's investments in common stock will equal or exceed 90% of the market value of its portfolio, with the balance maintained in a cash fund and S&P 500 stock index futures. Investments of the Equity Index Base Fund are limited to common stocks, short-term money market instruments and stock index futures contracts, including options on contracts and options on stock indices. No other categories of investments are contemplated for inclusion at this time. Under current policy no common stock holding will represent more than 10% of the Equity Index Base Fund's portfolio at the time of purchase, and no holding may exceed 5% of the outstanding voting shares of the issuing corporation at the time of purchase.

      American Express Trust Short-Term Horizon (25:75) Fund -- This fund is a collective investment fund that invests in other investment funds. This fund seeks to create a diversified portfolio with a conservative risk profile appropriate for individuals with short-term time horizons although there can be no guarantee that this objective will be achieved. New investments in this fund are invested as follows:

      - 20% in the American Express Trust Money Market Fund I -- a collective investment fund focused on providing maximum current income consistent with liquidity and conservation of capital;

      - 15% in the American Express Trust Federal Income Fund -- a collective investment fund focused on providing a high level of current income and safety of principal consistent with investment in U.S. government and government agency securities;

      - 40% in the AXP Bond Fund -- a fund focused on providing shareholders with a high level of current income while attempting to conserve the value of the investment and to continue a high level of income;

      - 15% in the American Express Trust Research 150 Fund -- a collective investment fund focused on providing returns exceeding the U.S. stock market return through investment in common stocks, short-term money market instruments and stock index futures contracts; and

      - 10% in the American Express Trust Core Growth Fund -- a fund focused on achieving long-term capital appreciation through investments in common stocks, convertible securities, short-term money market instruments and stock index futures contracts.

      American Express Trust Medium-Term Horizon (50:50) Fund -- This fund is a collective investment fund that invests in other investment funds. Its objective is to create a diversified portfolio with a conservative risk profile appropriate for individuals with medium-term time horizons although there can be no guarantee that this objective will be achieved. New investments in this fund are invested approximately as follows:

      - 40% in the AXP Bond Fund -- a fund focused on providing shareholders with a high level of current income while attempting to conserve the value of the investment and continue a high level of income;

      - 20% in the American Express Trust Core Growth Fund -- a fund focused on achieving long-term capital appreciation through investments in common stocks, convertible securities, short-term money market instruments and stock index futures contracts;

      - 10% in the Baron Asset Fund -- a fund focused on seeking capital appreciation through investments in securities of small and medium-sized companies with undervalued assets or favorable growth prospects;

      - 20% in the American Express Trust Research 150 Fund -- a collective investment fund focused on providing returns exceeding the U.S. stock market return through investment in common stocks, short-term money market instruments and stock index futures contracts; and

      - 10% in the American Express Trust Money Market Fund I -- a collective investment fund focused on providing maximum current income consistent with liquidity and conservation of capital.

      American Express Trust Long-Term Horizon (80:20) Fund -- This fund is a collective investment fund that invests in other investment funds. Its objective is to create a diversified portfolio with a conservative risk profile appropriate for individuals with long-term time horizons. New investments in this fund are invested approximately as follows:

      - 20% in the American Express Trust Core Growth Fund -- a fund focused on achieving long-term capital appreciation through investments in common stocks, convertible securities, short-term money market instruments and stock index futures contracts;

      - 10% in the Baron Asset Fund -- a fund focused on seeking capital appreciation through investments in securities of small and medium-sized companies with undervalued assets or favorable growth prospects;

      - 5% in the Templeton Institutional Funds, Inc. - Foreign Equity Series Fund -- a fund focused on long-term growth of capital through a flexible policy of investing in equity securities and debt obligations of companies and governments outside the United States;

      - 20% in the American Express Trust Research 150 Fund -- a collective investment fund focused on providing returns exceeding the U.S. stock market return through investment in common stocks, short-term money market instruments and stock index futures contracts;

      - 35% in the AXP Bond Fund -- a fund focused on providing shareholders with a high level of current income while attempting to conserve the value of the investment and continue a high level of income; and

      - 10% in the AXP Growth Fund -- a fund focused on providing shareholders with long-term growth of capital by investing primarily in stocks of U.S. and foreign companies.

      Stable Value Fund -- This fund is a collective investment fund which holds units of participation in BT Pyramid Fund and which invests new monies exclusively in American Express Trust's Income Fund I, a collective investment fund managed by American Express Trust Company. The Income Fund I's objective is to preserve principal and interest while maximizing current income although there is no guarantee that the Income Fund I will achieve this objective. The Income Fund I seeks to achieve its objective by investing in insurance investment contracts, bank investment contracts and stable value contracts. The Income Fund I may also invest in high-quality, short-term instruments -- government securities, time deposits, A1/P1 rated commercial paper, and pooled short-term investment funds invested primarily in similar obligations. The Income Fund I seeks to diversify the holdings of its portfolio; accordingly, each contract issuer is limited to no more than 15% of the assets of the fund at the time of purchase. As of December 31, 1997, no more than 7% of the assets of the fund were invested with any one contract issuer.

      AXP Bond Fund -- This fund is a diversified mutual fund that invests primarily in bonds and other debt securities issued by domestic and foreign corporations and governments. At least half of this fund's net assets must be in bonds rated "investment grade." This fund also invests in lower-quality debt securities, convertible securities, stocks, derivative instruments and money market instruments. Some of this fund's investments may be considered speculative and involve additional investment risks. This fund offers its shares in three classes; only Class Y shares are offered under your Plan.

      AXP New Dimensions Fund -- This fund invests all its assets in the Growth Trends Portfolio of the Growth Trust. The Growth Trends Portfolio invests primarily in common stock of domestic and foreign companies showing potential for significant growth. These companies usually operate in areas where dynamic economic and technological changes are occurring. The Growth Trends Portfolio also invests in preferred stocks, debt securities, derivative instruments and money market instruments. Some of the Growth Trends Portfolio's investments may be considered speculative and involve additional investment risks. This fund may withdraw its assets from the Growth Trends Portfolio at any time if the board of this fund determines that it is in the best interests of the fund to do so. This fund offers its shares in three classes; only Class Y shares are offered under your Plan.

      Fidelity Diversified International Fund -- This fund, managed by Fidelity Management & Research Company, seeks capital growth. Its investment strategies include investing at least 65% of its total assets in foreign securities, primarily in common stocks.

      Starwood Company Stock Fund -- This fund invests in Shares, the purchase price of which is the market price on the date of purchase. Dividends, if any, will be automatically reinvested in more Shares. As with any stock investment, the value of the Starwood Company Stock Fund is determined by the rise and fall in the market value of the Shares. Unlike other funds in your Plan, this fund is invested in only one business's stock. As an investment in the common stock of a single business, the fund is unmanaged and nondiversified. The principal of the fund is not guaranteed and would normally fluctuate more than that of a diversified fund.

      The following charts show the three-year performance of each of the funds described above:

      Chart I shows the three year annual returns for each mutual fund listed above. Chart II shows the high and low per share sales prices of Shares and the distribution per Share for each quarter of the last three years.


                                     CHART I

Fund Name                                              1998       1997       1996
---------                                              ----       ----       ----
Fidelity Small Cap Selector                            (7.4)      27.3       13.6

American Express Trust Equity Index Fund II             6.0        6.0        6.1

AXP Bond Fund (a)                                       5.7        9.9        5.1
AXP New Dimensions Fund (a)                            28.31      24.6       24.4

Fidelity Diversified International Fund
                                                       14.4       13.7       20.0


(a) Performance shown is for Class A shares; the performance of Class Y shares may vary from that shown above because of differences in sales charges and fees.


                                    CHART II
                                SHARES PERFORMANCE

      Quarter               High                  Low            Distribution
      -------               ----                  ---            ------------
  Quarter 1 - 1997         $45.88               $34.50               $0.39
  Quarter 2 - 1997         $42.81               $34.25               $0.39

  Quarter 3 - 1997         $57.44               $41.56               $0.48
  Quarter 4 - 1997         $60.38               $52.13               $0.48
  Quarter 1 - 1998         $57.88               $49.50               $0.48
  Quarter 2 - 1998         $54.38               $47.00               $0.52
  Quarter 3 - 1998         $49.19               $29.19               $0.52
  Quarter 4 - 1998         $31.38               $18.75               $0.15
  Quarter 1 - 1999         $34.19               $22.69               $0.15
  Quarter 2 - 1999         $37.75               $28.00               $0.15
  Quarter 3 - 1999         $31.00               $21.75               $0.15
  Quarter 4 - 1999         $24.50               $19.50               $0.15
 (through December 2,
  1999)


      Each of your Plan's investment funds offers different opportunities and elements of risk. Therefore, you should make your investment choices carefully, on the basis of your own financial goals. More detailed information about each of these investment options is available through the individual fund prospectuses, copies of which are being given to you together with this prospectus and which will update the information provided in this prospectus from time to time.

VOTING AND TENDERING OF SHARES

      You will have the right to vote and, under certain circumstances, tender the Shares in your Starwood Company Stock Fund. Your voting rights are based on the number of allocated Shares in your account. You have the right to direct the Plan Trustee how to vote the number of Shares representing the value of the units in the Starwood Company Stock Fund allocated to your Plan account on all proposals voted on by the shareholders of Starwood at annual or special meetings of those shareholders. You will receive the proxy materials and all information that is sent to other shareholders on which you will indicate to the Plan Trustee how to vote your interest in the Shares. If you do not give the Plan Trustee instructions, Shares representing your investment in the Starwood Company Stock Fund will be voted by the Plan Trustee in the same proportion as the Shares for which the Plan Trustee has received voting instructions from participants. Likewise, if there is a tender offer, you may direct the Plan Trustee in writing to sell, exchange, or transfer Shares representing your interest in the Starwood Company Stock Fund. If you fail to direct the Plan Trustee or if you do not give valid or timely direction to the Plan Trustee to sell, exchange or transfer Shares held on your behalf, Shares representing your investment in the Starwood Company Stock Fund will not be tendered. Your tendering instructions will be held confidential by the Plan Trustee and may not be divulged to Starwood or to any other person, except to the extent that the consequences of your directions are reflected in reports regularly communicated in the ordinary course of the Plan Trustee's performance of its duties as trustee of your Plan.

VOTING MUTUAL FUND SHARES

      You also have the right to exercise any voting rights attributable to mutual fund shares representing the value of your interest in an investment fund that is a mutual fund. You will receive the proxy materials and other information that is distributed to holders of the mutual fund shares on which you will indicate to the Plan Trustee, how to vote your mutual fund shares. If you do not give the Plan Trustee instructions, your mutual fund shares will be voted by the Plan Trustee in the same proportion as the mutual fund shares for which the Plan Trustee has received voting instructions from participants.

VESTING

      Vesting means your nonforfeitable right to receive the full or partial value of your Plan account if your employment terminates with Starwood, your employer or another Adopting Employer, or a company affiliated with your employer.

      You are always 100% vested in the value of your own contributions to your Plan and any earnings on those amounts.

      If you were a member of any of the Prior Plans, you are also 100% vested in any of the following Prior Plan nonforfeitable accounts that you may have: prior plan basic account, post- 1986 after-tax account, pre-1987 after-tax account, ITT prior plan monies account, ITT pre-tax account and ITT rollover account. See "Prior Plans and Prior Plan Account Balances" in the prospectus supplement delivered with this prospectus.

      You vest in your employer's match contributions to your Plan and earnings on those contributions and, if applicable, in your Prior Plan forfeitable accounts according to a three-year vesting schedule based on your years of service with Starwood, your employer or another Adopting Employer, or a company affiliated with your employer. A "year of service" is defined as any Plan year in which you are credited with at least 1,000 hours of service. Once you have completed three years of service, you are 100% vested in all these amounts. However, unless your employment terminates after you have attained age 65 or due to your death or total and permanent disability, if your employment terminates before you have completed three years of service, you will forfeit your employer's match contributions to your Plan, and earnings on those contributions and, except as provided in the next sentence, amounts held in your Prior Plan forfeitable accounts, if applicable. If you participated in a Prior Plan on March 31, 1999 and your employment terminates before completing three years of service, you will receive the same percentage of your Prior Plan forfeitable accounts that you would have received determined under the terms of that Prior Plan as in effect on March 31, 1999.

      Prior Plan forfeitable accounts include: If you were employed at a Westin property, Westin Match Account and Westin RAP Account; if you were employed at a Sheraton property, ITT Match Account.

      If, however, you terminate employment, but later return to work for Starwood, your employer or another Adopting Employer, or a company affiliated with your employer, prior to incurring five consecutive "breaks in service" (described below), amounts that you forfeited will be restored automatically if you did not receive a distribution of your accounts or upon your repayment to your Plan of amounts distributed to you. Notwithstanding the foregoing, any participant in the Westin Hotel Company 401(k) Growth Opportunity Plan who received a distribution prior to April 1, 1999 from that plan and who is rehired prior to incurring a five-year break in service is not required to repay any distribution from that plan before any forfeitures are restored to his account. Any repayment must be made within five years of your reemployment date. A "break in service" for vesting purposes is a Plan year in which you work 500 hours or less. If you are absent from work or leave by reason of pregnancy or as permitted by a family care or adoption policy of your employer or other Adopting Employer, if applicable, you will not be treated as having incurred a break in service for the Plan year in which your leave commenced, or in some cases for the next following Plan year.

STATEMENT OF YOUR ACCOUNT VALUES

      Quarterly, you will receive a statement showing both the value and status of your Plan account.

PLAN DISTRIBUTIONS

      After termination of employment, you may elect to receive your vested account balance in your Plan in the form of a single sum payment or in monthly or annual installments not to exceed 20 years. In addition, if you were a participant on March 31, 1999 in either (a) the ITT 401(k) Retirement Savings Plan or (b) the Westin Hotel Company 401(k) Growth Opportunity Plan and have a RAP account you may elect to receive your vested Prior Plan account (your RAP account only in the case of the Westin Hotel Company 401(k) Growth Opportunity
Plan) balance in your Plan in the form of an annuity purchased from an insurance company. Before termination of employment, you may elect to receive the in-service withdrawals described below. All distributions must be made in the form of cash, except that you may elect to receive the value of your account invested in the Starwood Company Stock Fund in full Shares and in cash for any fractional shares.

LIMITATIONS AND PENALTIES ON DISTRIBUTIONS

      Since your Plan is intended as a long-term savings vehicle, the federal government imposes limitations and penalties on some distributions. It is important that you understand these restrictions and the penalties that can be imposed, as described below.

Tax Penalties

      The federal government imposes a 10% penalty (and some states also impose a penalty) on the taxable portion of the following in-service withdrawals and Plan payouts taken before age 59 1/2.

      - Pre-tax savings, except for medical expenses for which a deduction would be allowed

      -     Employer match contributions

      -     Prior Plan accounts, if applicable

      -     All earnings

      -     Rollover account balances

      There is no tax penalty applied to distributions at retirement, disability or death. In addition, there is no penalty on Plan payouts that are paid to you if you terminate your service with your employer after you reach age 55, are paid to an alternate payee pursuant to a QDRO, are rolled over to another qualified plan or Individual Retirement Account or Individual Retirement Annuity or payouts of amounts that are returned to you because they are "excess contributions."

Tax Withholding

      Except for distributions that are not "eligible rollover distributions", such as hardship withdrawals, installment distributions over a period of 10 years or more and minimum required distributions after age 70 1/2, the taxable portion of all distributions from your Plan is subject to mandatory 20% tax withholding unless you request a direct rollover. In other words, you can take a distribution in two ways. You can have all or a portion of your payment either:

      -     Rolled over directly to the eligible plan of your choice, or

      -     Paid to you.

      The choice you make will affect the taxes that are withheld from your distribution and the taxes you owe.

      IF YOU CHOOSE TO HAVE THE MONIES ROLLED OVER DIRECTLY TO AN ELIGIBLE PLAN:

      - You must request a direct rollover, following procedures established by the Employees' Savings and Retirement Plan Committee.

      - You will receive a check for the appropriate rollover amount made payable to an IRA custodian or another employer's qualified plan.

      - The amount rolled over will not be subject to income tax until you withdraw it from the rollover plan.

      -     No income tax will be withheld on the amount directly rolled over.

      IF YOU CHOOSE TO HAVE THE PAYMENT PAID TO YOU:

      - You will be paid only 80% of the taxable portion of the distribution because your Plan Administrator is required to withhold 20% of the taxable portion of the distribution and send it to the IRS as income tax withholding to be credited against your federal income taxes.

      - The taxable portion of the distribution paid to you will be taxed in the year of the distribution unless you roll it over yourself. The taxes you owe will depend on your individual tax situation. The 10% tax penalty may also apply.

      - If you roll over the taxable portion of your distribution yourself, withholding applies, but the amount rolled over will not be subject to income taxes until you withdraw it from the rollover plan. However, if you want to roll over 100% of a taxable distribution to an IRA or an employer's qualified plan, you must use money from other resources to replace the 20% that is withheld. If you roll over only the 80% that you receive, you will be taxed -- and penalized, if applicable -- on the 20% that is withheld and not rolled over.

      - You have 60 days from the date you receive the distribution to make a rollover.

      - You are not subject to mandatory tax withholding on distributions of less than $200, and may roll over that amount, if desired.

Withdrawals

      The government allows organizations like your employer to set up plans like your Plan to encourage long-term savings. In exchange for the tax advantages you receive through your Plan, withdrawals from your accounts are limited while you are still working. Withdrawals, when permitted, are taken from the funds in which you are invested on a pro-rata basis. The minimum withdrawal amount is $500 ($300 for a hardship withdrawal).

      HARDSHIP WITHDRAWALS -- You may receive a distribution of your vested account balance, other than amounts held in your Prior Plan basic account or RAP account, if applicable, for a severe financial hardship. Generally, a "financial hardship" is defined as an immediate and heavy financial need that cannot be met by other reasonably available resources. You will be required to apply for a maximum withdrawal of all vested withdrawable account balances as well as a maximum loan before a hardship withdrawal will be granted. Once a financial hardship withdrawal is approved, the amount is taxed as ordinary income and, if you have not reached age
      59 1/2, a 10% tax penalty is imposed, except in cases where the withdrawal is for medical expenses for which a deduction would be allowed. Upon receiving a hardship withdrawal, you will be suspended from contributing to your Plan for twelve months. Also, during the calendar year following the year you make a withdrawal, the amount you can save on a pre-tax basis will be reduced by the amount of pre-tax savings you made in the year you withdrew funds.

      AGE 59 1/2 WITHDRAWALS -- After age 59 1/2, you may withdraw an amount from your vested account balance for any reason, other than amounts credited to your Prior Plan basic account, if applicable. In this case, there is no penalty tax upon withdrawal, but the amount withdrawn is subject to ordinary income tax.

      ROLLOVER ACCOUNT -- You may withdraw an amount from your rollover account balance at any time. The withdrawal will be subject to income tax and withdrawals prior to age 59 1/2 may be subject to the 10% tax penalty. You may make no more than two such withdrawals per Plan year.

      ITT PRIOR PLAN ACCOUNTS WITHDRAWAL -- You may withdraw an amount from your vested ITT Prior Plan accounts, other than amounts credited to your Prior Plan basic account, if applicable. The withdrawal will be subject to income tax, and withdrawals prior to age 59 1/2 may be subject to a 10% tax penalty. You may make no more than two such withdrawals per Plan year.

Taxes on Rollovers

      To avoid the 10% tax penalty and income tax, you may roll over the taxable portion of your distribution from your Plan into an IRA, or if you leave your employer, another employer's qualified plan that accepts rollovers. Employees who have reached age 70 1/2 can roll over eligible distributions only after subtracting any required minimum distribution.

      If you roll over all or part of your Plan distribution, the amount rolled over will not be subject to income taxes until you make a withdrawal from the rollover plan.

PLAN PAYOUTS UPON TERMINATION OF EMPLOYMENT

      When your employment with Starwood, your employer, any other Adopting Employer, or a company affiliated with your employer otherwise terminates, you will be entitled to the "vested" portions of your Plan account. See "Vesting" for information as to when you are vested.

When Payment Begins

      If, when your employment terminates, your vested account balance exceeds $5,000, you may request an immediate distribution from your Plan or keep your money in your Plan and postpone your distribution to a later date, but not later than April 1 following the date on which you are 70 1/2. If you do not make an election to receive a distribution when you leave, you will be considered to have made an election to defer payment until you reach age 70 1/2. You may, however, at any time make an election to receive payment before that date.

      If your benefit payment does not commence by April 1 of the appropriate calendar year, you may be subject to a 50% excise tax on the amount required to be distributed but not properly distributed.

      If you defer payment of your accounts, they will continue to be invested in Plan investment funds as though you were still employed. You will be permitted to make reallocations among the investment funds, but you will not be permitted to make a partial withdrawal or apply for a loan from your accounts.

      If, when your employment terminates, your vested account balance is $5,000 or less, your entire vested balance will be paid to you as soon as administratively possible after your termination of employment occurs.

Payment Methods

      After termination of employment, you may elect to receive your vested account balance in your Plan in the form of a single sum payment or in monthly or annual installments not to exceed 20 years. In addition, if you were a participant on March 31, 1999 either in (a) the ITT 401(k) Retirement Savings Plan or (b) the Westin Hotel Company 401(k) Growth Opportunity Plan and have a RAP account you may elect to receive your vested Prior Plan account (your RAP account only in the case of the Westin Hotel Company 401(k) Growth Opportunity
Plan) balance in your Plan in the form of an annuity purchased from an insurance company. If you are married, this annuity must be a qualified joint and 50% survivor annuity, unless your spouse consents to a different form of payment. All distributions will be made in the form of cash, except that you may elect to receive the value of your account invested in the Starwood Company Stock Fund in full Shares and in cash for any fractional Shares.

LOANS

      Because of the restrictions on withdrawing pre-tax savings, your Plan provides the opportunity for you to borrow from your vested account balance.

      There are two types of loans available to you. You may borrow for purposes of purchasing a principal residence (a home loan) or you may borrow for any other reason (a regular loan). Only two loans will be permitted to be outstanding at any time. If you have two outstanding loans and wish to apply for a new loan, you must first repay one of your current loans in full. You may not use the proceeds of the new loan to repay your current loans.

      Amounts for the loan are withdrawn from the investment funds in which you are invested on a pro-rata basis. The minimum loan amount is $1,000. The maximum amount you may borrow is 50% of your total vested account balance, up to a maximum loan amount of $50,000 minus the highest dollar amount owed on a loan under your Plan during the preceding 12 months. The maximum applies to all outstanding loans combined.

      Home loans must be repaid within 120 months (10 years) and regular loans must be repaid within 60 months (5 years).

      All loans are repayable with interest. The interest rate is equal to the prime rate as published in the Wall Street Journal on the first business day of the month in which the loan is made plus 1%. Interest on Plan loans is not tax deductible. When you repay your loan, both principal and interest are credited to your account.

      The sole collateral for a loan is the vested portion of your account.

      Under the current rules applicable to Plan loans, if you do not make a loan payment within 90 days of its due date, your loan will be in default. You then will be responsible for immediate payment of the entire amount of the loan's outstanding principal and accrued interest. If you do not pay the entire amount within 60 days after default, the entire amount outstanding will be treated as a taxable distribution to you at that time. This amount will be subject to ordinary income tax and may be subject to a 10% tax penalty. These rules may change, however, to conform with changes in applicable law.

      You will be required to take a loan before you will be allowed to make a hardship withdrawal.

CONTRIBUTION LIMITATIONS

      Federal tax laws impose limitations on contributions made to employer-sponsored savings plans such as your Plan. The following limitations currently apply:

Pre-Tax Savings

      Although your Plan permits contributions of up to 18% of your pay on a pre-tax basis, federal tax law limits the dollar amount of your annual pre-tax contributions. The amount is indexed for inflation and adjusted in $500 increments. The dollar limit for 2000 will be $10,500.

      Pre-tax contributions that exceed the dollar limit will be taxed in the year contributed; related earnings will be taxed in the year distributed. These excess contributions and related earnings will be returned to you by April 15 of the following calendar year. If, however, you exceed the dollar limit because pre-tax contributions are made to more than one tax-qualified plan, the excess paid will not be distributed from your Plan unless notice is received by your employer's Human Resources Department no later than March 1. If the amount that exceeds the dollar limit is not returned to you by April 15th, it will be taxable in the year to which the excess deferrals relate and will be taxed again upon distribution.

All Contributions

      Federal tax law also imposes an annual limit per individual, which applies to all contributions to your Plan; this limit is currently, the lesser of $30,000 or 25% of your compensation. Rollover contributions, if any, are not counted for purposes of this limit. This provision of the law is referred to as section 415 of the Code. If you are affected by this limit, you will be notified.

      In addition, federal tax law has set a maximum pay level which can be used for retirement plan purposes. In 2000, the maximum is $170,000. The amount is adjusted for inflation by the federal government, but only in $10,000 increments.

Balance of Participation

      Federal tax law requires that your Plan satisfy a complex set of rules to assure a fair mix of pre-tax contributions from all eligible employees at all earnings levels. To maintain the proper balance, it may be necessary from time to time to limit the pre-tax savings made by highly compensated employees. If you are in this category and your savings must be limited, or excess contributions must be returned to you, you will be notified and will receive a distribution of your excess contributions, which will be subject to tax.

      A similar test applies to employer match contributions. You will be notified if you are affected.

ESTATE TAX

      The value of amounts distributable from your Plan as a result of the death of a participant or a former participant may be includable in full in the participant's estate for federal estate tax purposes, but affected employees are advised to consult their tax advisors in this regard. Amounts payable to a deceased participant's spouse may be eligible for the federal estate tax marital deduction and may otherwise qualify to be rolled over by the spouse into an IRA. Amounts distributed to the beneficiary, other than the deceased participant's spouse, or the estate of a participant generally will be treated in substantially the same way for federal income tax purposes as if distributed to the participant after termination of employment, except that those amounts do not qualify for rollover treatment unless the recipient is the participant's spouse. Again, however, you should consult your tax advisor for a full understanding of the potential estate tax consequences of your Plan benefits.

OTHER INFORMATION YOU SHOULD KNOW

Adopting Employers

The following Adopting Employers have adopted the Master Plan. The Master Plan, as adopted by your employer, is your Plan. Your Plan may differ in some ways from the Master Plan. As of the date hereof, none of the Adopted Plans differ in any material respect from the Master Plan.


     ADOPTING EMPLOYERS                             HOTEL                                     ADOPTION
                                                                                                 DATE
---------------------------------------------------------------------------------------------------------
Westbank Hotel Venture                  Westin Hotel - Copley Place                         April 1, 1999

Galleria Hotel Venture                  Westin Hotel - Hotel Galleria                       April 1, 1999

Caesar Park Hotels & Resorts            Westin Hotel - La Paloma                            April 1, 1999
Tucson Company

Westin Chicago Limited                  Westin Hotel - Michigan                             April 1, 1999
Partnership                             Avenue

Meridian Properties Number              Westin Hotel - O'Hare                               April 1, 1999
Five (USA) Ltd.

Caesar Park Hotels & Resorts            Westin Resort - Hilton Head                         April 1, 1999
Hilton Head Island                      Island

Westin St. Francis Limited              Westin Hotel - St. Francis                          April 1, 1999
Partnership

William Penn, Inc.                      Westin Hotel - William Penn                         April 1, 1999

Kyoya Company                           Sheraton Palace Hotel                               April 1, 1999

Ski Time Square Enterprises             Sheraton Resort &                                   April 1, 1999
and Sheraton Steamboat                  Conference at Steamboat
Corporation                             Springs

Cityfront Hotel Associates              Sheraton Chicago Hotel &                            April 1, 1999
L.P.                                    Towers

Cerritos Associates, L.P.               Sheraton Cerritos Hotel                             April 1, 1999

Elk Grove Suites                        (1)      Sheraton Suites                            April 1, 1999
Investments, L.P.                                Wilmington

                                        (2)      Sheraton Suites Market
                                                 Center

                                        (3)      Sheraton Suites Elk
                                                 Grove

Plantation Hotel Limited                Sheraton Suites Plantation                          April 1, 1999
Partnership

Lost Angeles County Fair                Sheraton Suites Fairplex                            April 1, 1999
Associates

International Hotel Venture             Sheraton Suites Country Club                        April 1, 1999
Inc.                                    Plaza

Alexandria Suites                       (1)      Sheraton Suites                            April 1, 1999
Investments, L.P.                                Alexandria

                                        (2)      Sheraton Suites
                                                 Columbus

McGavock Associates, Ltd.               Sheraton Music City Hotel                            July 1, 1999

Tysons Corner Hotel                     Residence Inn at Tysons                              July 1, 1999
Management LLC                          Corner

Nakano California, Inc.                 Four Points Santa Monica                            August 1, 1999

Portland Hotel LLC                      Westin Portland                                     January 1, 2000

Type of Plan

      Your Plan is a qualified defined contribution plan under Section 401(a) of the Code.

Plan Year

      Each Plan year begins on January 1 and ends on December 31.

Plan Trustee and Funding

      Contributions to your Plan go into a trust fund managed by a trustee according to the terms of a trust agreement. The Plan Trustee invests contributions made on your behalf as you direct. The Plan Trustee is American Express Trust Company, P.O. Box 534, Minneapolis, Minnesota 55440.

Payment of Benefits

      The Plan Trustee pays all benefits from the trust funds. The methods of payment that you may elect are described earlier in this prospectus.

Forms and Procedures to Obtain Benefits

      You or your beneficiary must file the appropriate forms to receive any benefits under your Plan. Please contact your Human Resources representative to obtain these forms.

      Procedures for withdrawals and distributions from your Plan are described earlier in this prospectus.

Claims Appeals

      If an application for benefits is denied in whole or in part, you or your beneficiary will receive notification from the Employees' Savings and Retirement Plan Committee within 90 days, or 180 days if unusual circumstances exist.

      The notice will include the reasons for the denial with reference to the specific Plan provisions on which the denial was based, a description of any information needed to process the claim and an explanation of the claim review procedures.

      Within 60 days after receiving the denial, you or your beneficiary may submit a written request for the reconsideration of the claim to the Employees' Savings and Retirement Plan Committee. Any reconsideration request should be accompanied by documents or records in support of the appeal. You or your beneficiary may review pertinent documents and submit issues and comments in writing.

      The Employees' Savings and Retirement Plan Committee will respond within 60 days, or 120 days under special circumstances, after receipt of the appeal, explaining the reasons for the decision, again with reference to the specific Plan provision on which that decision is based.

      The Employees' Savings and Retirement Plan Committee has the right and discretionary authority to interpret the provisions of your Plan and determine eligibility. These decisions are conclusive and binding.

Right to Serve Legal Process; Agent For the Service of Legal Process

      If you believe you have been improperly denied a benefit under your Plan, after exhausting the claims and appeals procedures, you have the right to serve legal process. Legal process may be served upon the agent for service of legal process for your Plan or your Plan Administrator. The agents for service of process for your Plan are the Plan Trustee and your Plan Administrator.

COSTS

      Individual investment funds may impose fees for purchase and/or redemption of investment fund shares and various transfer taxes. In addition, there are management costs associated with each fund. See the individual fund prospectuses for details.

      Some of the other costs associated with administering your Plan, including record keeping, trustee services and other administrative expenses, will be charged to your account under the Plan.

PLAN DOCUMENTS

      This prospectus summarizes the key features of your Plan. Complete details of your Plan can be found in the official Plan documents and trust agreements (as applicable) which legally govern the operation of your Plan.

      All statements made in this prospectus are subject to the provisions and terms of those documents. Copies of those documents, as well as the latest annual reports of Plan operations, as filed with the IRS and the U.S. Department of Labor, are available for your review any time during normal working hours in your employer's Human Resources Department.

      Upon written request to your Plan Administrator, copies of any of these documents will be furnished to a Plan participant or beneficiary within 30 days at a nominal charge. In addition, once a year you will receive a copy of the summary annual report of your Plan's financial activities at no charge.

      If there is a conflict between the official Plan documents and the summaries in this prospectus, the Plan documents are controlling.

TOP-HEAVY PROVISION

      If in any year your Plan is considered to be a "top heavy" plan, which means that more than 60% of your Plan's assets are in the accounts of key employees of your employer, your employer may be required under the Code to make additional contributions to the accounts of non-key employees. You will be notified if your Plan becomes top heavy and you will be affected by these requirements. Technically, the Code also requires that minimum vesting schedules take effect when a plan is top-heavy, but because these schedules are no more favorable than your Plan's current vesting schedules, your vesting will not be affected if your Plan becomes top heavy.

PLAN ADMINISTRATION

      Your Plan is administered by your employer as your "Plan Administrator", which acts through the Employees' Savings and Retirement Plan Committee. This committee is appointed by the Board of Directors of the Corporation and has the sole authority for interpreting and constructing provisions of your Plan and the specific duties and obligations provided for in your Plan. These duties and obligations include the day-to-day administration of your Plan and such things as maintaining or directing others to maintain accounts, establishing the requirements of loans, administering and managing your Plan's assets under its control, directing the trustees, interpreting your Plan's provisions, establishing rules and regulations for your Plan administration, and deciding questions that may arise in connection with your Plan, including, but not limited to, initial determinations concerning benefit eligibility.

NON-ASSIGNMENT OF BENEFITS

      You cannot assign your benefits from your Plan to anyone else or use these benefits to pay debts or obligations before the time of distribution. However, your Plan will recognize a Qualified Domestic Relations Order, or QDRO, requiring payment of part or all of a participant's vested Plan account to meet marital, alimony or child support obligations. A QDRO is a court order that meets conditions specified by law. If your Plan is served with any court order relating to your benefits under your Plan, you will be notified and given additional information about the procedures to be followed.

PLAN TERMINATION

      Although your employer expects to continue your Plan indefinitely, your employer necessarily reserves the right to amend or discontinue your Plan in its sole discretion. Your employer's decision to terminate or amend your Plan may be due to changes in federal or state laws governing employee benefits, the requirements of the Code or the federal Employee Retirement Income Security Act of 1974 ("ERISA"), or any other reason.


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
      If your Plan is terminated, you will be fully vested in your employer match. Accounts will either be distributed as soon as possible after the termination of your Plan or held in a trust until benefits are otherwise payable under your Plan, as determined by your employer.

      If your employer does change or terminate your Plan, it may decide to set up a different plan providing similar or different benefits.

YOUR RIGHTS UNDER ERISA

      As a participant in your Plan, you are entitled to rights and protection under ERISA. ERISA provides that Plan participants shall be entitled to:

      - Examine, without charge, at your Plan Administrator's office, all Plan documents -- including pertinent insurance contracts, trust agreements, annual reports and other documents filed with the IRS and the U.S. Department of Labor.

      - Obtain copies of all Plan documents and other Plan information upon written request to your Plan Administrator. Your Plan Administrator may make a reasonable charge for the copies.

      - Receive a summary annual report of your Plan's annual financial report. Your Plan Administrator is required by law to furnish each participant with a copy of this summary annual report.

      In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of your Plan. The people who operate your Plan, called "fiduciaries" of your Plan, have a duty to do so prudently and in the interest of you and other participants in, and beneficiaries of, your Plan.

      Another one of your rights relates to the claim appeal procedures described earlier -- that is, the right to receive written notice if your claim for benefits should, for any reason, be denied in whole or in part, plus the right to have your claim reconsidered. Neither your employer nor any person can discharge you or otherwise discriminate against you in any way to prevent you from obtaining benefits from your Plan or exercising your rights under ERISA.

      Because your rights under ERISA are protected by law, you can also file suit if the need ever arises. For example, if your Plan Administrator should fail to furnish within 30 days any documents you have requested in writing, you can file suit in a federal court. The court may require your Plan Administrator to pay you up to $110 for each day's delay until the materials are received, unless the documents were not sent because of matters beyond your Plan Administrator's control.

      You can also seek assistance from the U.S. Department of Labor or file suit in a federal court if you believe a fiduciary has misused Plan funds or if your rights under the law are interfered with. Legal action can also be taken in either a state or federal court if you believe you have been improperly denied a benefit.


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
      The court will decide who pays court costs and legal fees. If you are successful, the other party may have to pay. But, if you lose -- because, for example, your case is considered frivolous -- you may have to pay all these costs and fees on your own.

      If you have any questions about your Plan, contact your employer's Human Resources Department. If you have any questions about your rights under ERISA, you can contact the nearest area office of the Pension and Welfare Benefits Administration, United States Department of Labor, listed in your telephone directory, or the Division of Technical Assistance and Inquiries, Pension and Welfare Benefits Administration, United States Department of Labor, 200 Constitution Avenue, NW, Washington, DC 20210.

                                USE OF PROCEEDS

      We will not receive any proceeds from the sale of the Shares offered hereby.

                             PLAN OF DISTRIBUTION

      The Shares covered by this prospectus are being offered to eligible persons under your Plan. The provisions of your Plan are described above under "General Information about your Plan" and throughout this prospectus.

                           DESCRIPTION OF THE SHARES
                       AND OTHER SECURITIES OF STARWOOD

      Shares. Descriptions of the Corporation's common stock and the class B shares of beneficial interest of the Trust are contained in our Registration Statements on Form 8-A dated October 3, 1986 and December 21, 1998, incorporated by reference in this prospectus. See "Where You Can Find More Information" for information on how to obtain copies of these documents.

      Trust Preferred Shares; Partnership Units. The Class A Exchangeable Preferred Shares of the Trust, par value $.01 per share ("Class A Preferred"), and the Class B Exchangeable Preferred Shares of the Trust, par value $.01 per share ("Class B Preferred" and, together with the Class A Preferred, the "Trust Preferred Shares"), were issued in connection with some of our acquisitions and are directly or indirectly exchangeable on a one-to-one basis (subject to adjustment) for Shares, subject to our right to elect to pay cash instead of issuing shares. Shares of Class B Preferred have a liquidation preference of $38.50 per share and provide the holders with the right, from and after January 2, 2003, to require us to redeem the shares at a price of $38.50. If a holder of Class B Preferred makes this redemption election after January 2, 2003, we have the option to issue shares of Class A Preferred instead of cash.

      Some of our hotel properties are owned by SLT Realty Limited Partnership or SLC Operating Limited Partnership. The Trust controls the Realty Partnership as its sole general partner; the Corporation controls the Operating Partnership as its sole general partner. Limited partnership interests, or "Partnership Units," in the Partnerships were issued in connection with some of our acquisitions of hotel properties and are together exchangeable on a one-to-one basis

(subject to adjustment) for Shares, subject to our right to elect to pay cash instead of issuing shares. The partnership units held by the limited partners are exchangeable for, at our option and subject to the 8% ownership limit, either cash, Shares representing up to a total of 5.8% of the Shares that would be outstanding after the exchange, based on the number of Shares outstanding on December 31, 1998, or a combination of cash and Shares. Partnership Units are also exchangeable on a one-to-one basis at the option of the holders for shares of Class B Preferred.

      As of December 31, 1998, there were outstanding 4,373,457 shares of Class A Preferred, 3,858,408 shares of Class B Preferred and 783,050 Partnership Units.

      Preferred Stock Purchase Rights. On March 15, 1999, our Board declared a dividend of one Preferred Stock Purchase Right for each outstanding Corporation Share and the Corporation entered into a Rights Agreement dated as of March 15, 1999, with ChaseMellon Shareholder Services, L.L.C. as Rights Agent. The dividend was paid on April 5, 1999, to shareholders of record at the close of business on that date. The Board also authorized the issuance of one Preferred Stock Purchase Right for each share of Corporation common stock issued after the record date and before the earliest of:

      -     the Distribution Date (as defined below),

      -     redemption of the Preferred Stock Purchase Rights, or

      -     April 5, 2009.

      Each Preferred Stock Purchase Right entitles the registered holder to purchase from the Corporation 1/1000th of a share (a "Preferred Fraction") of the Corporation's Series A Junior Participating Preferred Stock at a purchase price of $125.00 per Right.

      As of the date of this prospectus, the Preferred Stock Purchase Rights (a) are attached to and can be transferred only with the Corporation's common stock;
(b) are not exercisable, and (c) are represented by the certificates representing the Corporation's common stock. The Preferred Stock Purchase Rights will separate from the Corporation's common stock and become exercisable, and the "Distribution Date" will occur upon the earlier of:

      - 10 days following a public announcement that there is an "acquiring person," which may be a single person or a group of affiliated persons who have acquired beneficial ownership of 15% or more of the outstanding common stock of the Corporation; or

      - 10 business days (which we may be able to extend) after a tender or exchange offer commences that, if consummated, would result in a person or group beneficially owning 15% or more of the outstanding common stock of the Corporation.

      Once a person or group has become an acquiring person, each holder of a Preferred Stock Purchase Right other than the acquiring person has the right to receive, upon exercise of the Right, Shares having a market value of twice the then-current exercise price of the Right, or, in some cases, cash, property or other securities of Starwood. Similarly, unless specific conditions are met, if after a person or group has become an acquiring person:

      - We engage in a merger or other business combination in which we are not the surviving corporation;

      - We are acquired in a merger or other business combination in which we are the surviving corporation but as a result of the merger or combination, all or a part of the Corporation's common stock is converted into securities of another entity, cash or other property; or

      - 50% or more of our assets or earning power are sold or otherwise transferred,

then, in any of these events, the Preferred Stock Purchase Rights will become exercisable for stock of the acquiror having a market value of twice the then-current exercise price of the Rights, or, in some cases, cash or other property.

      We may redeem all the Preferred Stock Purchase Rights, but not less than all the Rights, at a price of $.01 per Right at any time before the earlier of:

      -     10 days after a person or group first becomes an Acquiring Person;
            or

      -     April 5, 2009.

We have this right only in some cases and only with the support of a majority of the Directors of the Corporation not affiliated with the acquiring person.

      We may, at our option, pay the redemption price in cash, Shares or any other form of consideration that the Board determines is appropriate. Immediately upon the Board's election to redeem the Preferred Stock Purchase Rights, the right to exercise the Rights will terminate and the only right that a holder of Rights will have will be to receive payment of the redemption price.

      Until a Preferred Stock Purchase Right is exercised, the holder of a Right, as such, has no rights as a shareholder of Starwood, including the right to vote or to receive dividends or other distributions.

      The purchase price payable, and the number of Preferred Fractions or other securities issuable, upon exercise of the Preferred Stock Purchase Right and the redemption price are subject to adjustment from time to time to prevent dilution under circumstances specified in the Rights Agreement.

      A full description of all the terms and conditions of the Preferred Stock Purchase Rights is contained in a Rights Agreement, which is incorporated into this prospectus by reference and a copy of which was filed with the SEC on March 15, 1999 as an exhibit to our Current Report on Form 8-K dated that date. Because this is a summary, it is not a complete description of the provisions governing the Preferred Stock Purchase Rights. For a complete description of all the terms of the Rights, you should carefully read the complete Rights Agreement.

                                  LEGAL MATTERS

      The validity of the Shares offered pursuant to this prospectus will be passed upon by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, our special Maryland counsel. Sidley & Austin has provided an opinion letter with respect to your Plan's compliance with ERISA.


                                     EXPERTS

      The consolidated balance sheets of Starwood as of December 31, 1998 and 1997 and the consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, and schedules, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon their authority as experts in accounting and auditing in giving said reports.


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                                [STARWOOD LOGO]



                                 200,000 SHARES


                  STARWOOD HOTELS & RESORTS WORLDWIDE, INC.


                           STARWOOD HOTELS & RESORTS



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                                  PROSPECTUS

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